SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*

Castlight Health, Inc.
(Name of Issuer)

Class B Common Stock, par value $0.0001 per share
(Title of Class of Securities)

14862Q100
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     ☐ Rule 13d-1(b)
     ☐ Rule 13d-1(c)
     ☒ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14862Q100
1	NAMES OF REPORTING PERSONS athenahealth, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,495,495[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,495,495[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,495,495[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.22%2 3
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
1 Each share of Class A Common Stock is convertible at any time at the election of the holder into one share of Class B Common Stock.
2 The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of Class A Common Stock beneficially owned by the Reporting Person assuming conversion of such stock into Class B Common Stock (and excluding the conversion of shares of Class A Common Stock held by other persons) and an aggregate of 30,705,200 shares of Class B common stock outstanding as of November 10, 2014, as reported by the Issuer in its Form 10-Q filed on November 12, 2014 (the “Form 10-Q”). The 3,495,495 shares of Class A Common Stock represent (i) approximately 5.87% of the 59,586,244 shares of Class A common stock outstanding as of November 10, 2014, as reported by the Issuer in the Form 10-Q, and (ii) approximately 3.87% of the total number of shares of Class B Common Stock that would be outstanding assuming conversion of the shares of Class A Common Stock held by all holders thereof into shares of Class B Common Stock.

3 Because each share of Class A Common Stock is entitled to ten votes per share on certain matters and each share of Class B Common Stock is entitled to one vote per share, the Reporting Person may be deemed to have approximately 5.58% of the total voting power of the Issuer.

Item 1(a) Name of issuer: Castlight Health, Inc.
Item 1(b) Address of issuer’s principal executive offices: Two Rincon Center, Suite 300, San Francisco, CA 94105
2(a) Name of person filing:
athenahealth, Inc.
2(b) Address or principal business office or, if none, residence:
311 Arsenal Street, Watertown, MA 02472
2(c) Citizenship:
Delaware
2(d) Title of class of securities:
Class B Common Stock, par value $0.0001 per share
2(e) CUSIP No.:
14862Q100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 3,495,4951
(b) Percent of class: 10.22%2,3
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 3,495,4951
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of : 3,495,4951
(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certifications
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015	ATHENAHEALTH, INC.

By: /s/ Daniel H. Orenstein
Name: Daniel H. Orenstein
Title: Senior Vice President, General Counsel, and Secretary